UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-21467

CUSIP No. 69423U 10 7

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Flamel Technologies S.A.

Full Name of Registrant

Former Name if Applicable

Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Levy

Address of Principal Executive Office (Street and Number)

69200 Venissieux, France

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Flamel Technologies S.A. (the “Company”) has determined that it is not able to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

Prior to 2016, the Company was a foreign private issuer under applicable rules of the Securities and Exchange Commission (the “SEC”).  As a foreign private issuer, the Company filed its annual reports on Form 20-F, which must be filed within four months of the end of the applicable registrant’s fiscal year; in the case of the Company, with a fiscal year ending December 31, its Form 20-F was due by April 30 of each following year.  Commencing with 2016, the Company is filing its periodic reports as a “domestic issuer” and the prescribed date for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 is February 29, 2016.  Because of this accelerated prescribed filing date of February 29, 2016, the Company’s management and finance and accounting personnel have had substantially less time – 60 days instead of 120 days – to prepare and record final accounting entries and adjustments for 2015, prepare financial statements as of and for the year ended December 31, 2015 and the accompanying notes, and prepare and finalize the other disclosures required by Form 10-K.  In anticipation of the need to file its Annual Report on Form 10-K by February 29, 2016, the Company has increased its finance and accounting staff, and the Company’s management and finance and accounting personnel have worked diligently to complete the Annual Report on Form 10-K.  Despite these efforts, additional time is needed to complete the Annual Report on Form 10-K.

In addition, predominately as a result of the rapid growth of the Company in 2015, management has identified certain control deficiencies that constituted material weaknesses in our internal control over financial reporting as of December 31, 2015. These material weaknesses primarily result from a lack of sufficient personnel, where we did not maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in internal control over financial reporting commensurate with our financial reporting requirements. As a consequence of the above weaknesses, we have not designed or maintained effective controls over segregation of duties and restricted access for processes, including an assessment of incompatible management responsibilities, in areas such as journal entries, third party payments, cash payment processes, and payroll processing. In the process of preparing the Company’s Annual Report on Form 10-K, the Company required additional time to evaluate, develop and implement a plan to remediate, and prepare required disclosures in the Annual Report on Form 10-K with respect to, such weaknesses.

The Company expects to file its Annual Report on Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25.

The Company’s expectation regarding the timing of the filing of its Annual Report on Form 10-K and the description of anticipated material changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company or its independent registered public accounting firm to complete the work necessary in order to file such Annual Report on Form 10-K in the time frame that is anticipated or unanticipated changes being reported in the Company’s operating results as reported in the Annual Report on Form 10-K as filed. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Michael F. Kanan	(636)	449-1844
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has not completed its financial statements for the year ended December 31, 2015, we anticipate that the changes in the Company’s results of operation for 2015 will be materially different from the Company’s results of operation for 2014, and that the Company’s press release dated November 12, 2015 (a copy of which is attached hereto as Exhibit 99.1), discussing the results of operations for the nine-month period ended September 30, 2015, is illustrative of the nature and general magnitude of the changes anticipated between the full-year results of 2015 as compared with 2014. In particular, as previously announced, we expect 2015 revenue to be at the lower end of our 2015 guidance of $170 to $185 million. The primary factors contributing to our improved revenue results during 2015 as compared with 2014 sales of approximately $15 million, were (i) substantially higher sales of an existing product, Bloxiverz, resulting from market share gains and higher net selling prices, and (ii) sales contributions from the launch of a new product, Vazculep.

Flamel Technologies S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 29, 2016	By:	/s/ Michael F. Kanan
Michael F. Kanan, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

-3-